Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603


                               September 28, 2020


Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



     Re:                            FT 8893
                FT Equity Allocation ETF Model Portfolio, 4Q '20
                                  (the "Trust")
                       CIK No. 1817487 File No. 333-248261
--------------------------------------------------------------------------------

Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
---------

      1. THERE IS REFERENCE TO 'VARIOUS MARKET CAPITALIZATIONS' IN THE PORTFOLIO SELECTION PROCESS AND ADDITIONAL PORTFOLIO CONTENTS. DEPENDING ON THE COMPOSITION OF THE FINAL PORTFOLIO FOR THE TRUST, PLEASE INCLUDE APPROPRIATE MARKET CAPITALIZATION DISCLOSURE (AS LARGE CAP RISK IS CURRENTLY THE SOLE RISK FACTOR DISCLOSED).

      Response: In accordance with the Staff's comment, appropriate market capitalization disclosure will be added to the prospectus based on the Trust's final portfolio.

      2. THE DISCLOSURE STATES "THE REMAINING 25% OF THE PORTFOLIO INVESTS IN NARROWLY FOCUSED FIRST TRUST(R) ETFS THAT INVEST IN COMMON STOCKS OF COMPANIES FROM SEVERAL DIFFERENT SECTORS, COUNTRIES AND/OR THEMES THAT WE BELIEVE WILL OUTPERFORM THE OVERALL MARKET OVER THE LIFE OF THE TRUST." PLEASE SPECIFY AND ADD RISK DISCLOSURE IF INVESTMENTS IN ANY SECTORS, COUNTRIES AND/OR THEMES IS SIGNIFICANT. ALSO, PLEASE CONSIDER WHETHER YOU NEED TO SPECIFICALLY IDENTIFY THESE ETFS SIMILAR TO WHAT THEY DO IN FT 8894.

      Response: In accordance with the Staff's comment, appropriate disclosure will be added to the prospectus if the Trust's final portfolio has significant exposure to any sectors, countries and/or themes. In addition, please note that only those ETFs that comprise 20% or more of a trust's portfolio are specifically identified in the "Portfolio" section of the Prospectus. Appropriate disclosure will be added to the Trust's prospectus if, based on the Trust's final portfolio, the Trust contains any individual ETFs that comprise 20% or more of its portfolio.

Exhibit Index
-------------

      3. THE STAFF NOTES THAT THE EXHIBIT INDEX INCLUDES A "FORM OF TRUST AGREEMENT" FOR THE TRUST. PLEASE CONFIRM THE ACTUAL TRUST AGREEMENT FOR THE TRUST WILL BE INCLUDED IN THE DEFINITIVE FILING.

      Response: We confirm that the actual Trust Agreement for the Trust will be included in a definitive filing of the Trust's Registration Statement.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                                     Very truly yours,

                                                     CHAPMAN AND CUTLER LLP


                                                     By  /s/ Daniel J. Fallon
                                                        ________________________
                                                         Daniel J. Fallon